EXHIBIT 4.11

PCCW-HKT LIMITED
39th Floor, PCCW Tower
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
(the "Company")

The Directors
Mandarin Communications Limited
13th Floor, Warwick House
TaiKoo Place
979 King's Road
Quarry Bay
Hong Kong
(the "Borrower")

27 July 2005

Dear Sirs

Inter-Company Facility

The Company is pleased to confirm that it will make available to the Borrower:

(i)              a term loan facility in the principal amount of HK$440 million (the "General Facility"); and

(ii)             a term loan facility in the principal amount of HK$460 million (the "Equipment Facility" and, together with the General Facility, the "Facilities"),

upon the following terms and conditions:

1.     Availability

The full amount of each of the General Facility and the Equipment Facility shall be made available by the Company to the Borrower for a period commencing on the date of this letter and ending on the date falling 30 days after the date of this letter, or such later date as the Company and the Borrower shall agree, following the delivery by the Borrower to the Company of a drawdown notice substantially in the form set out in the Schedule hereto.

Amounts which are drawn down and repaid under the Facilities shall not be available for further drawdown.

2.     Purpose

Any and all amounts drawn down by the Borrower under the General Facility shall be applied by the Borrower to prepay amounts outstanding under the general facility referred to in the facility agreement dated 13 May 2004 (as amended and restated on 15 November 2004), entered into between, inter alios, the Borrower and Huawei Tech. Investment Co., Limited (the "Huawei Facility Agreement").

Amounts drawn down by the Borrower under the Equipment Facility shall be applied by the Borrower to prepay amounts outstanding under the equipment supply facility referred to in the Huawei Facility Agreement.

3.     Term

The term of the General Facility shall be 3 years.

The term of the Equipment Facility shall be 5 years.

4.     Interest

Amounts drawn down under the Facilities shall bear interest at a rate per annum equal to the aggregate of the Cost of Funds and 0.25%.

For this purpose, the "Cost of Funds" means the rate notified by the Company to the Borrower from time to time as being the reasonable cost which would be incurred by the Company in funding an advance under the Facilities from amounts borrowed by the Company, irrespective of whether the actual advance is funded from amounts borrowed by the Company or from the Company's own internal resources.

The Borrower shall on 31st March, 30th June, 30th September and 31st December of each calendar year pay to the Company any interest which has accrued on amounts drawn down under the Facilities up to and including the date of such payment.

5.     Drawings

The Borrower may draw down up to the full amount of the Facilities to be made on the date of this letter, or such later date as the Company and the Borrower shall agree.

To the extent that the full amount of the Facilities is not drawn down on the date of this letter, the remaining balance of the Facilities may be drawn down at any time during the availability period for the relevant Facility referred to in paragraph 1 above, by not less than 1 business day prior written notice of draw down.

6.     Interim Repayments of Principal

The Borrower shall on each Interim Repayment Date repay to the Company a sum equal to the amount by which the Borrower's Surplus Cash exceeds US$15,000,000 on the Cash Calculation Date immediately preceding such Interim Repayment Date. For the avoidance of doubt, if the Borrower's Surplus Cash on any Cash Calculation Date does not exceed US$15,000,000, the Borrower shall not be required to make any payment to the Company on the Interim Repayment Date immediately following that Cash Calculation Date.

Amounts paid by the Borrower to the Company pursuant to this paragraph 6 shall be applied towards repaying the principal amount of the Facilities (pro rata the amount outstanding under each of them).

For the purposes of this letter:

a "business day" means a day, other than a Saturday or a Sunday, on which commercial banks are open for business in Hong Kong;

a "Cash Calculation Date" means the last day of a calendar month;

"Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China;

an "Interim Repayment Date" means the date falling 15 days following the end of each calendar month (or, where such date is not a business day, the next following business day); and

"Surplus Cash" means all cash at bank, cash in hand and securities readily convertible into cash which are held by the Borrower, calculated by reference to the management accounts of the Borrower as at the relevant Cash Calculation Date.

7.     Final Repayment

General Facility

The Borrower shall repay all amounts borrowed under the General Facility, together with all unpaid interest which has accrued thereon, on the third anniversary of the date of this letter or, if that third anniversary is not a business day, on the next following business day.

Equipment Facility

The Borrower shall repay all amounts borrowed under the Equipment Facility, together with all unpaid interest which has accrued thereon, on the fifth anniversary of the date of this letter or, if that fifth anniversary is not a business day, on the next following business day.

8.     Payments

All payments to be made by the Borrower under this letter must be made on the dates referred to above to such account as the Company may from time to time specify.

9.     Fees and Expenses

The Borrower shall be responsible for payment of fees in arranging and making available the Facilities by the Company, which amount shall be mutually agreed by both the Company and the Borrower and shall be payable by the Borrower upon the Company giving one month's written notice to the Borrower.

10.    Governing Law

The terms of this letter shall be governed by and construed in accordance with the laws of Hong Kong.

Please confirm your agreement to the foregoing terms and conditions by counter-signing the enclosed copy of this letter and returning the same to us.

Yours faithfully

For and on behalf of
PCCW-HKT LIMITED

Name: Alexander Anthony Arena
Title: Director

We confirm our agreement to the above terms and conditions.

For and on behalf of
MANDARIN COMMUNICATIONS LIMITED

SCHEDULE

Form of Drawdown Notice

[Date]

To:     PCCW-HKT Limited
           39th Floor, PCCW Tower
           TaiKoo Place, 979 King's Road
           Quarry Bay, Hong Kong

Inter-Company Facility Letter (the "Facility Letter") dated [  ] July 2005

We refer to the Facility Letter and hereby give you notice that we wish to draw down the sum of  HK$[amount] on [date] under the [General Facility/Equipment Facility]* (as defined therein). The funds should be credited to [name and number of account] with [insert bank details].

Yours faithfully

For and on behalf of
Mandarin Communications Limited

..................................................................

*Delete as appropriate